Renaissance Capital Growth & Income Fund III, Inc.
8080 North Central Expressway, Suite 210, LB-59
Dallas, Texas 75206-1857
214-891-8294

March 13, 2009

Via EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.  20549
Attn:  Kevin Rupert

Re:	Renaissance Capital Growth & Income Fund III, Inc.

Dear Mr. Rupert:

Renaissance Capital Growth & Income Fund III, Inc. intends to distribute the enclosed Proxy Statement prepared in accordance with Regulation 14A of the Exchange Act of 1934, as amended, to its stockholders on or about March 27, 2009.

Please note that SEC staff has already reviewed the portions of the Proxy Statement that require review and the registrant has fully responded to each of the SEC staff’s questions and comments.  Other than those changes to the Proxy Statement made in response to the SEC staff’s comment letter of February 13, 2009, there are no material changes to the portions of the Proxy Statement that have already been reviewed by the SEC staff.  For your convenience, attached is a copy of the Proxy Statement showing all changes from the form of Proxy Statement previously reviewed by the SEC staff.

The additional portions of the Proxy Statement not previously reviewed by the SEC Staff consist only of items that, were they the only items presented in the Proxy Statement, would not have required the registrant to file a preliminary proxy statement.

The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC for taking any action with respect to the Proxy Statement, and the registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kaye Mitchell
Compliance Officer